October 11, 2007	NEWS RELEASE

Detour Gold Awards Contracts for Feasibility Study
at its Detour Lake Property in Northern Ontario, Canada

Detour Gold Corporation (TSX: DGC) (“Detour Gold” or the “Company”) is pleased to report that it has awarded several contracts for the start of the feasibility study at its Detour Lake property in northern Ontario.

The contract for open pit geotechnical investigations (pit slope design) was allocated to Golder Associates, under the management of Luiz Castro from their Mississauga office. The complete geomechanical investigation of the rock mass for the proposed open pit mine will be based on a 2,500 metre oriented-core drilling program totaling eight holes that will start in mid-October. Field work will also include Packer test investigation along with installation and monitoring of piezometers. Mr. Castro completed a three-day orientation visit earlier this month.

Metallurgical testwork on the Detour Lake deposit will be conducted by SGS Lakefield of Lakefield, Ontario under the supervision of Melis Engineering Ltd. of Saskatoon, Saskatchewan. Approximately 250 composite samples have already been received at Lakefield where a full geo-map profile of the deposit (2.5 kilometres long by 250 metres wide) will be tested. A total of 703 diamond drill hole intersections, comprising 2,710 assay rejects samples, will be used to verify gold recoveries and grade variability throughout the deposit. Historical gold recoveries in the open pit (low-grade), operated from 1983 to 1987, averaged between 92% and 94%.

Detailed mine design and pit optimization will be conducted by Patrice Live, Eng., from Montreal-based Breton, Banville & Associates (BBA).

ARD (Acid Rock Drainage) testing is scheduled to start in late October under the supervision of Mark Bednarz, BZ Environmental Consulting of Timmins, Ontario. The testing program will comply with Ontario regulatory requirements. An ABA (Acid Base Accounting) will first be run to assess all the different waste rock geological units.

Detour Gold is currently completing a 100,000 metre drilling program at its Detour Lake property. In Phase I, the Company completed 134 holes totaling 49,322 metres and has released the assay results for 76 holes (57%). The Phase II drilling campaign, which started on July 9, is expected to be completed in November. As of October 9, 2007, 120 holes totaling 40,330 metres have been completed in Phase II, for a combined total of 254 holes (89,652 metres) thus far in 2007. Detour Gold’s exploration program is being managed by Project Manager, Mr. Roger Aubertin, P.Eng., a Qualified Person within the meaning of National Instrument 43-101.

About Detour Gold

Detour Gold is a Canadian gold exploration and development company with a highly experienced management and technical team whose primary focus is to advance the development of its flagship Detour Lake project located on the northern most, relatively under-explored Abitibi Greenstone Belt in northeastern Ontario. The Detour Lake asset encompasses 242 square kilometres of prospective ground, including the Detour Lake deposit, which contains

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near-surface gold resource of 1.4 million ounces in the indicated category (20.0 million tonnes grading 2.14 g/t) and 2.0 million ounces of gold in the inferred category (35.4 million tonnes grading 1.80 g/t), using a US$450 per ounce gold price and a cut-off grade of 0.85 g/t gold. The deposit is situated in the area of the former Detour Lake mine, which produced 1.8 million ounces of gold from 1983 to 1999.

For further information, please contact:

Gerald Panneton, President and CEO	Laurie Gaborit, Director Investor Relations
Tel: (416) 304.0800	Tel: (416) 304.0581

Forward-Looking Information
Certain statements herein may contain forward-looking information within the meaning of applicable securities laws. Forward-looking information appears in a number of places and can be identified by the use of words such as “intends” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information includes statements regarding the Company’s exploration plans with respect to the Property and the estimation of mineral resources and are subject to such forward-looking risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such risks include gold price volatility, change in equity markets, the uncertainties involved in interpreting geological data, increase in costs and exchange rate fluctuations and other risks involved in the gold exploration and development industry as well as those risk factors discussed under “Risk Factors” in the Company’s final prospectus dated January 22, 2007 available at www.sedar.com. There can be no assurance that forward-looking information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of Detour Gold. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information herein is qualified by this cautionary statement. The Company does not undertake to update such forward-looking information except in accordance with applicable securities laws.

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